

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2012

David Rosenberg
Chief Executive Officer
chatAND, Inc.
321 West 44th Street
New York, NY 10036

>   **Re: chatAND, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed March 14, 2012**
>   **File No. 333-176651**

Dear Mr. Rosenberg:

We have reviewed your amended filing and response letter dated March 14, 2012 and have the following comments. References to prior comments in this letter relate to comments in our letter dated February 14, 2012.

Prospectus Cover Page

1.   All of the information responsive to Item 501 of Regulation S-K must appear on a single page. The current format of the cover page appears to provide text on two pages. Please eliminate redundant information. For example, the information in the second paragraph with the four bullet points appears duplicative of information elsewhere on the cover page. Similarly,the paragraph that describes the transactions in which the notes and warrants that may be converted or exercised by selling shareholders does not appear to be key to an investment decision and could be deleted.

2.   In clause (2) of the first paragraph you refer to the sale of up to 10 million shares of common stock by warrant holders. It appears that the prospectus will be used for the offer and sale of the shares underlying the warrants to the warrant holders. Please revise.

3.   We note your response to prior comment four regarding how the primary offering will be terminated and how the escrow funds will be returned. Please revise here and other appropriate places to clarify how and when funds will be returned to investors by your escrow agent. For example, please clarify:
    •   Whether your offering will terminate immediately and funds returned promptly if the minimum offering amount is not met in 240 days;

- Whether your offering may be terminated and canceled by management if you have sold more than the minimum offering amount, but prior to it being fully subscribed prior to the elapse of the 240 days; and
- If so, whether escrowed funds will be returned promptly upon cancellation of the offering.

4. In the paragraph referring to the fixed initial offering price for the shares offered by the selling shareholders, please revise to state that the offering price will be fixed until the shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Prospectus Summary

The Offering, Page 3

5. Please expand the text referring to the escrow arrangement to indicate that VStock will deposit investors' subscriptions with Citibank. In your response letter describe the arrangements between VStock and Citibank with respect to the account, and explain why Citibank is not a party to the escrow agreement. Please tell us why you believe that an escrow agreement that does not bind the bank that will hold subscribers' funds satisfies the requirements of Rule 15c2-4(b)(2). In particular, explain how Citibank has "agreed in writing to hold all funds in escrow for the persons who have the beneficial interests therein." File a copy of any agreement between Citibank and VStock imposing this obligation and the prompt return of funds obligation, as applicable.

Risk Factors

Because our independent registered public accounting firm issued their opinion with a "Going Concern" qualification …, page 5

6. Please expand the paragraph relating to the going concern qualification to your independent accountant's report to highlight the risk that that the financial statements do not include any adjustments that may result from the outcome of the uncertainty about the company's ability to continue as a going concern.

Capital needs of a minimum of $3,000,000 are necessary to execute our business strategy could increase substantially …, page 14

7. Please remove the reference to an expectation that you will achieve operations that are cash flow positive from the third paragraph of the first risk factor on page 14. Text that detracts from or mitigates risks to investors should be avoided.

<u>We do not expect a separate public trading market to commence for the warrants …, page 17</u>

8.   We note your response to prior comment 10. Please revise the fourth risk factor on page 17 to clarify that shareholders may have difficulty selling their warrants due to the lack of a public trading market for the warrants and risk that they may expire due to their illiquidity. Warrant holders may seek to exercise their warrants to obtain common stock that they could sell if a public market develops for those securities. Your risk factor should clarify that in order for the warrant holders to exercise their warrants, an effective registration statement and current prospectus must exist. Please revise your risk factor to emphasize the consequence to investors, in the event a current prospectus is not available when an warrant holder wishes to exercise.

<u>If we do not keep this Prospectus effective for the term of the warrants …, page 17</u>

9.   We note your response to prior comment 10, but we are unable to find any changes to the heading of the fifth risk factor on page 17. Please revise to replace the phrase "keep the Prospectus effective" with "keep the Registration Statement effective" in your subheading. Also, please replace the word "may" with "will" in both the subheading and in the second sentence of the risk factor.

<u>If we fail to meet certain performance goals, our controlling shareholders…, page 20</u>

10.   You indicate that in reponse to prior comment 11 you revised the last risk factor on page 19. We are unable to find a response to the comment in the risk factor. Please advise or revise to clarify the adverse consequences to potential investors if your interest in the intellectual property is reduced to 40%. For example, please clarify why it is unclear if you will be able to continue operations if you lose a controlling interest in the intellectual property.

<u>Our Business, page 23</u>

11.   We note your response to prior comment 13 regarding your industry and market opportunity statistics on page 27 of your registration statement. Please revise to clarify the portion of the market you describe that is addressed by your products. It appears that the actual market you plan to address is a small niche in the broader industry categories for which you provide industry statistics. Your filing should not refer to markets that your products will not address within a relatively short period of time.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources and Going Concern, page 35

12.   Based on the events of default described on page F-12, it appears that your senior secured debentures are in default. Furthermore, your disclosure on page F-15 indicates that you are now required to pay liquidated damages to the holders of the senior secured debentures. Please revise to describe the related qualitative and quantitative impact on your liquidity position.

13.   We note your response to prior comment 16 regarding your liquidity and capital resources needs. Please update your analysis to use a cash balance as of February 29, 2012, or a later date. Please estimate your cash needs with reasonable specificity in a tabular format for the next 12 months to implement your business plan and describe your anticipated sources of funding, including offering proceeds. Your revised disclosures should also include an analysis of how long you will be able to operate if you do not raise your minimum offering proceeds or raise additional funds elsewhere.

Compensation, page 40

14.   Please revise your executive compensation section to provide the disclosures required by Items 402(n) through (r) of Regulation S-K, including the appropriate columns of each compensation table. As non-exclusive examples, you do not distinguish restricted stock awards from warrant awards, nor provide narrative disclosure of the awards' terms including the grant date. Disclose whether the equity awards were valued in accordance of ASC 718. Please also revise to clarify what portion of your salaries was paid in cash versus non-cash items and provide narrative disclosure of the non-cash items. Further, your description in your "2011 Compensations" section on page 41 does not appear to reconcile with your summary compensation table. Please revise to reconcile.

Exhibits

15.   Please provide a revised legal opinion that addresses the units that you are registering as part of your offering.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-mail
        Samuel M. Krieger, Esq.